10029915

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-50510

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

G-2 Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Third Avenue, 8th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Fortunoff (212) 905-5704
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Fortunoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm G-2 Trading, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

PETER W. TESTAVERDE, JR.
Notary Public, State of New York
No. 31-4603273
Qualified in New York County
Commission Expires March 30, 20

12/31/10

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

G-2 TRADING, LLC
(formerly RBC Professional Trader Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members
G-2 Trading, LLC

We have audited the accompanying statement of financial condition of G-2 Trading, LLC, formerly RBC Professional Trader Group, LLC (the "Company"), as of December 31, 2009. This financial statement is being filed by you pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

As described in Note B to the financial statement, on October 1, 2009, M Street Capital LLC acquired the Company's Class A Membership Interest in an acquisition and adjusted the carrying values of the Company's assets to reflect the purchase price, which new basis of accounting resulted in a new reporting entity for accounting purposes.

Eisner LLP

New York, New York
March 25, 2010

G-2 TRADING, LLC
(formerly RBC Professional Trader Group, LLC)

Statement of Financial Condition
December 31, 2009

ASSETS	
Cash	$ 166,808
Securities owned, at fair value	73,439,692
Fixed assets, net	2,237,307
Intangible asset	1,300,000
Goodwill	1,954,040
Other assets	188,682
	$ 79,286,529
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 41,128,294
Due to clearing broker	11,738,920
Distributions due to members	1,905,419
Accounts payable and accrued liabilities	436,844
Total liabilities	55,209,477
Commitments	
Members' equity	24,077,052
	$ 79,286,529

See notes to statement of financial condition

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

G-2 Trading, LLC, formerly RBC Professional Trader Group, LLC (the "Company"), is a Delaware limited liability company, which commenced operations on October 9, 1997 as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Philadelphia Stock Exchange, Inc. The Company's managing member was RBC Cardinal Holding Inc. (the "Old Managing Member"), an indirect wholly-owned subsidiary of Royal Bank of Canada, during the period from January 1, 2009 to September 30, 2009. Effective October 1, 2009, M Street Capital LLC (the "New Managing Member") purchased the Class A Membership Interest of the Company from the Old Managing Member (the "Acquisition"). Accordingly, the Company changed its name from RBC Professional Trader Group, LLC to G-2 Trading, LLC. The Old Managing Member and the New Managing Member are collectively referred to as the "Managing Member".

The Company is engaged in the proprietary trading of securities.

The Company does not carry accounts for customers or perform custodial functions related to securities. Prior to the Acquisition, the Company traded through a related entity, RBC Capital Markets Corporation (the "Introducing Broker"), which introduced the members' designated trading accounts, on a fully disclosed basis, to its clearing broker, Goldman Sachs Execution & Clearing, LP (the "Clearing Broker"), a New York Stock Exchange member firm. After the Acquisition, the Company trades securities through the Clearing Broker directly.

NOTE B - BASIS OF PRESENTATION

As described in Note C, on October 1, 2009, M Street Capital LLC acquired 100% of the Class A Membership Interest of the Company. In connection therewith, the carrying value of the Company's assets was adjusted to reflect the consideration paid, which new basis of accounting (referred to as "push-down accounting") resulted in a new reporting entity for accounting purposes as of such date.

NOTE C - CHANGE OF OWNERSHIP

Effective October 1, 2009, pursuant to a Purchase and Sale Agreement, dated as of September 9, 2009, by and among M Street Capital LLC, RBC Cardinal Holding Inc., RBC Professional Trader Group, LLC, and RBC Capital Markets Corporation, M Street Capital LLC acquired 100% of the Class A Membership Interest of the Company from RBC Cardinal Holding Inc.

The total consideration paid by M Street Capital LLC in the Acquisition was allocated to the following identifiable assets based on their estimated fair values, with the amount exceeding the fair values being recorded as goodwill.

The purchase price was allocated to the assets as follows:

Fixed assets	$ 2,245,960
Intangible asset (a)	1,300,000
Goodwill	1,954,040
Total assets acquired	$ 5,500,000
Total purchase price	$ 5,500,000

(a) Intangible asset consisted of the trading relationships the Old Managing Member had with non-managing members ("Class B Members"), who conducted the proprietary trading for the Company.

NOTE D - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Investment transactions:

The Company records transactions in securities and related revenue and expenses, including commissions, on a trade-date basis.

[3] Income taxes:

The Company is a limited liability company, taxed as a partnership, and as such is not a taxpaying entity.

Tax laws are complex and subject to different interpretations by taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a liability for income taxes.

There are currently no income tax returns under audit. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before December 31, 2006.

[4] Cash:

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. In the event of a financial institution's insolvency, recovery of cash may be limited.

[5] Fixed assets:

Furniture, equipment, computer software, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lease term, or estimated useful lives, whichever is shorter.

[6] Intangible asset:

Intangible asset, which was recorded in connection with the application of push-down accounting, has an indefinite useful life, as there is no foreseeable limit to the period over which the asset is expected to generate cash inflows for the Company. Intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company assesses the recoverability of its intangible asset by determining whether the carrying amount can be recovered through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the carrying amount will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated when achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. The Company has elected to perform its annual analysis during the fourth quarter of each fiscal year. No indicators of impairment were identified during the year ended December 31, 2009.

NOTE D - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Goodwill:

Goodwill, which was recorded in connection with the application of push-down accounting, is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparables. If the carrying amount of the Company's net assets exceeds its fair value then an analysis will be performed to compare the implied fair value of goodwill with its carrying amount. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. The Company has elected to perform its annual analysis during the fourth quarter of each fiscal year. No indicators of impairment were identified during the year ended December 31, 2009.

[8] Investment valuation:

The Company carries its investments at fair value. Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level1) that are observable for the asset or liability, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 inputs are unobservable inputs for the assets or liabilities that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Managing Member uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Securities owned and securities sold, not yet purchased, consist of common stocks and equity options which are classified within Level 1 of the fair value hierarchy. Securities listed on a national securities exchange or listed on NASDAQ National Market System are valued at their last reported sales price on the primary securities exchange. Options are valued at their average closing bid and ask price if held long by the Company and their closing ask price if sold short by the Company.

NOTE E - DUE TO CLEARING BROKER

The clearing and depository functions for the Company's security transactions are provided by the Clearing Broker. For financial reporting purposes, amounts payable to the broker have been offset against amounts receivable from the broker for securities sold, not yet purchased, and other items. At December 31, 2009, all of the securities owned, securities sold, not yet purchased and the amount due to clearing broker reflected on the statement of financial condition are security positions carried by and amounts due to the Clearing Broker. The Company had substantially all of its individual counterparty concentration with the Clearing Broker.

The Company's securities are used to secure any amounts payable to the Clearing Broker and the securities sold, not yet purchased. Subject to the clearing agreement, the Clearing Broker has the right to sell or repledge collateral held by it. The Managing Member monitors the trading activity of the Company to maintain adequate margin with the Clearing Broker.

NOTE F - MEMBERS' EQUITY

Members' equity represents interests of the Managing Member and the Class B Members.

The operating agreement of the Company defines the rights and obligations of the members including the terms of profit and loss sharing arrangements for use of the Company's proprietary trading account. Members' interests are classified as permanent equity.

The Managing Member, in accordance with the operating agreement, will contribute capital to the extent of the Class B Members' deficit balances such that Class B Members with positive balances will not be required to cover losses of Class B Members with deficits. Historically, the Managing Member has allocated its capital to cover deficits in Class B Member accounts that have deficits at the time of their termination. Included within members' equity on the statement of financial condition at December 31, 2009, is $471,461 related to Class B Members' deficits guaranteed by the New Managing Member. Deficit of $41,674 is guaranteed by other Class B Members which have surplus balances.

NOTE G - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased as of December 31, 2009 consist of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
Equities	$ 69,927,831	$ 40,004,695
Options	3,511,861	1,123,599
Total	$ 73,439,692	$ 41,128,294

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities by purchasing the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance-sheet market risks as the Company's ultimate obligation may exceed the amount recognized in the financial statement.

NOTE H - RELATED PARTY TRANSACTIONS

The Company paid the Introducing Broker commissions during the period from January 1, 2009 through September 30, 2009.

The Company had a service agreement with the Introducing Broker during the period from January 1, 2009 through September 30, 2009. Pursuant to the agreement, the Introducing Broker made available its facilities and employees to provide administrative and brokerage services and make payments for certain direct costs. The Company did not provide any remuneration for these facilities and services and costs to the Introducing Broker as these were covered through the commission paid to the Introducing Broker. The Company's members' equity during the period from January 1, 2009 to September 30, 2009 may not necessarily be indicative of that which would have resulted had the Company operated as an independent entity.

NOTE I - FIXED ASSETS

Components of fixed assets included in the statement of financial condition at December 31, 2009 were as follows:

Furniture and fixtures	$ 228,550
Computer equipment	222,450
Software	1,848,133
Leasehold improvements	65,980
Total cost	2,365,113
Less accumulated depreciation and amortization	127,806
	$ 2,237,307

NOTE J - DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Company trades equity options, which are derivative financial instruments, for trading purposes and for managing the risk associated with equity positions held by the Company.

As of December 31, 2009, the volume for the Company's derivative activities based on their number of contracts, categorized by primary underlying risk, are as follows:

	Long Exposure	Short Exposure
Primary Underlying Risk	**Number of Contracts**	**Number of Contracts**
Equity contracts		
Equity options	32,200	10,284

NOTE J - DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

The following table identifies the fair value amounts and locations of the derivative instruments reported in the statement of financial condition categorized by primary underlying risk, all of which are accounted for as trading instruments at December 31, 2009:

	Derivative Assets		Derivative Liabilities	
Primary Underlying Risk	**Location**	**Fair Value**	**Location**	**Fair Value**
Equity contracts				
Equity options	Securities owned at fair value	$ 3,511,861	Securities sold, not yet purchased, at fair value	$ 1,123,599

NOTE K - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of its business, the Company trades various financial instruments and enters into various investment activities with off-balance-sheet risk. Primarily, these financial instruments include written options and securities sold, not yet purchased. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific times at specific future dates. Each of these financial instruments contains varying degrees of off-balance-sheet risk whereby changes in the market values of the securities underlying the financial instruments or the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Securities sold, not yet purchased represent obligations of the Company to deliver the specified securities at the contracted price and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

NOTE L - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Minimum net capital is defined as the greater of 6 2/3% of aggregate indebtedness or $100,000. At December 31, 2009, the Company had net capital of $3,549,518 which was $3,393,366 in excess of its required net capital of $156,152. Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

Proprietary balances, if any, held at the Clearing Broker ("PAIB Assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and the Clearing Broker, which requires, among other things, that the Clearing Broker performs computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

NOTE M - COMMITMENTS

Post the Acquisition, the Company leases office space under a non-cancellable operating lease expiring through 2012. The lease contains escalation provisions based on certain costs incurred by the lessor.

Future annual minimum lease payments for the remaining years of the lease is $720,000. The total lease payments amount to $2,160,000 for the remaining term of the lease.

NOTE N - SUBSEQUENT EVENTS

Management has evaluated events through March 25, 2010, the date that this financial statement was available to be issued.

SEC Mail Processing
Section

MAR 30 2010

Washington, DC
110

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
G-2 Trading, LLC

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 through December 31, 2009, which were agreed to by G-2 Trading, LLC, formerly RBC Professional Trader Group, LLC (the "Company"), and the Securities and Exchange Commission ("SEC"), the Philadelphia Stock Exchange, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Form SIPC-7T with respective cash disbursement records entries in the Check Register noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 21, 2009, as applicable, with the amounts reported in the accompanying Form SIPC-7T for the period from April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any additions and deductions from total revenue reported in the accompanying Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the accompanying Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
March 25, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

G-2 Trading LLC
666 Third Avenue, 8th Fl
New York, NY 10017
FINRA Reg # 8-65488
December 31, 2009
Karen Colucci 212-905-5727

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 44,190

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (672)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 43,518

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 43,518

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

G-2 Trading LLC
(Name of Corporation, Partnership or other organization)

Karen Colucci
(Authorized Signature)

CFO
(Title)

Dated the 26 day of Feb, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 30,547,058
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	12,870,949
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 17,676,109
2e. General Assessment @ .0025	$ 44,190
	(to page 1 but not less than $150 minimum)